Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE ANNOUNCES SHARES FOR DEBT SETTLEMENT

WINNIPEG, Manitoba – (July 11, 2014) Medicure Inc. (the “Company”) (TSXV:MPH, OTC:MCUJF.US) announces today that the Company, subject to all necessary regulatory approvals, has entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares at a deemed price of $1.98 per common share to satisfy $407,616.66 of outstanding amounts owing to Dr. Friesen and members of the Company’s Board of Directors.  These shares will be subject to resale restrictions for a period of four months from the date of issuance under applicable securities legislation.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit: http://www.medicure.com/news.html